The information in this preliminary pricing supplement is not complete and may be changed. This preliminary pricing supplement is not an offer to sell nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to completion dated December 16, 2022

Pricing supplement To prospectus dated April 8, 2020, prospectus supplement dated April 8, 2020 and product supplement no. 1-II dated November 4, 2020	Registration Statement Nos. 333-236659 and 333-236659-01 Dated December , 2022 Rule 424(b)(2)

JPMorgan Chase Financial Company LLC

$

Floating Rate Notes Linked to the Consumer Price Index due December 20, 2024

Fully and Unconditionally Guaranteed by JPMorgan Chase & Co.

General

•	The notes are unsecured and unsubordinated obligations of JPMorgan Chase Financial Company LLC, which we refer to as JPMorgan Financial, the payment on which is fully and unconditionally guaranteed by JPMorgan Chase & Co. Any payment on the notes is subject to the credit risk of JPMorgan Financial, as issuer of the notes, and the credit risk of JPMorgan Chase & Co., as guarantor of the notes.
•	The notes are designed for investors who seek (a) periodic interest payments that are linked to the year-over-year change in the Consumer Price Index as determined on the applicable Determination Date, provided that this rate will not be less than the Minimum Interest Rate of 0.00% per annum, and (b) the return of their principal amount at maturity.
•	Minimum denominations of $1,000 and in integral multiples of $1,000 thereafter

Key Terms

Issuer:	JPMorgan Chase Financial Company LLC, an indirect, wholly owned finance subsidiary of JPMorgan Chase & Co.
Guarantor:	JPMorgan Chase & Co.
Payment at Maturity:	On the Maturity Date, we will pay you the principal amount of your notes plus any accrued and unpaid interest.
Interest:	We will pay you interest on each Interest Payment Date based on the applicable Interest Rate and the applicable Day Count Fraction, subject to the Interest Accrual Convention described below and in the accompanying product supplement.
Interest Rate:	With respect to each Interest Period, a rate per annum equal to the CPI Rate as determined on the applicable Determination Date, provided that this rate will not be less than the Minimum Interest Rate
Interest Periods:	The period beginning on and including the Original Issue Date and ending on but excluding the first Interest Payment Date, and each successive period beginning on and including an Interest Payment Date and ending on but excluding the next succeeding Interest Payment Date, subject to the Interest Accrual Convention described below and in the accompanying product supplement
Interest Payment Dates:	Interest on the notes will be payable in arrears on the 22nd calendar day of each month, commencing on January 22nd, 2023, provided that the Interest Payment Date in December 2024 shall occur on the Maturity Date, subject to the Business Day Convention and the Interest Accrual Convention described below and in the accompanying product supplement.
Minimum Interest Rate:	0.00% per annum
CPI Rate:

For any Determination Date, the CPI Rate will be calculated as follows:

CPIt-2  - CPIt-14

CPIt-14

where: “CPIt-2” means, with respect to that Determination Date, the published level of the Consumer Price Index for the calendar month that is two (2) calendar months immediately preceding the calendar month in which that Determination Date falls, which we refer to as the “reference month”; and

“CPIt-14” means, with respect to that Determination Date, the published level of the Consumer Price Index for the calendar month that is fourteen (14) calendar months immediately preceding the calendar month in which that Determination Date falls.

CPI or Consumer Price Index:	The non-seasonally adjusted U.S. City Average All Items Consumer Price Index for All Urban Consumers, as published on the Bloomberg Professional® service (“Bloomberg”) page “CPURNSA” (or any successor source) or any successor index, as determined by the calculation agent in accordance with the procedures set forth under “The Underlyings — Base Rates — CPI Rate” in the accompanying product supplement.
Determination Date:	For each Interest Period, the second business day immediately preceding the beginning of that Interest Period. For example, February 20, 2023 (which is two business days immediately prior to February 22, 2023) is the Determination Date of the CPI Rate with respect to interest due and payable on March 22, 2023. On the February 2023 Determination Date, interest will be based on the year-over-year change in CPI between December 2021 and December 2022.
Pricing Date:	December 20, 2022, subject to the Business Day Convention
Original Issue Date:	December 22, 2022, subject to the Business Day Convention (Settlement Date)
Maturity Date:	December 20, 2024, subject to the Business Day Convention
Business Day Convention:	Following
Interest Accrual Convention:	Unadjusted
Day Count Convention:	30/360
CUSIP:	48133PDH3

Investing in the notes involves a number of risks. See “Risk Factors” beginning on page S-2 of the accompanying prospectus supplement, “Risk Factors” beginning on page PS-11 of the accompanying product supplement and “Selected Risk Considerations” beginning on page PS-1 of this pricing supplement.

Neither the Securities and Exchange Commission (the “SEC”) nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this pricing supplement or the accompanying product supplement, prospectus supplement and prospectus. Any representation to the contrary is a criminal offense.

	Price to Public (1)	Fees and Commissions (2)	Proceeds to Issuer
Per note	$1,000	$	$
Total	$	$	$

(1) The price to the public includes the estimated cost of hedging our obligations under the notes through one or more of our affiliates.

(2) J.P. Morgan Securities LLC, which we refer to as JPMS, acting as agent for JPMorgan Financial, will pay all of the selling commissions it receives from us to other affiliated or unaffiliated dealers.  If the notes priced today, the selling commissions would be approximately $16.00 per $1,000 principal amount note and in no event will these selling commissions exceed $30.00 per $1,000 principal amount note. See “Plan of Distribution (Conflicts of Interest)” in the accompanying product supplement.

The notes are not bank deposits, are not insured by the Federal Deposit Insurance Corporation or any other governmental agency and are not obligations of, or guaranteed by, a bank.

Additional Terms Specific to the Notes

You may revoke your offer to purchase the notes at any time prior to the time at which we accept such offer by notifying the applicable agent. We reserve the right to change the terms of, or reject any offer to purchase, the notes prior to their issuance. In the event of any changes to the terms of the notes, we will notify you and you will be asked to accept such changes in connection with your purchase. You may also choose to reject such changes in which case we may reject your offer to purchase.

You should read this pricing supplement together with the accompanying prospectus, as supplemented by the accompanying prospectus supplement relating to our Series A medium-term notes of which these notes are a part, and the more detailed information contained in the accompanying product supplement. This pricing supplement, together with the documents listed below, contains the terms of the notes and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, fact sheets, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in the “Risk Factors” sections of the accompanying prospectus supplement and the accompanying product supplement, as the notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the notes.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

•	Product supplement no. 1-II dated November 4, 2020: http://www.sec.gov/Archives/edgar/data/19617/000095010320021464/crt_dp139380.pdf
•	Prospectus supplement and prospectus, each dated April 8, 2020:

http://www.sec.gov/Archives/edgar/data/19617/000095010320007214/crt_dp124361-424b2.pdf

Our Central Index Key, or CIK, on the SEC website is 1665650, and JPMorgan Chase & Co.’s CIK is 19617. As used in this pricing supplement, “we,” “us” and “our” refer to JPMorgan Financial.

Selected Purchase Considerations

•	PRESERVATION OF CAPITAL AT MATURITY — Regardless of the year-over-year change in the CPI, we will pay you at least the principal amount of your notes if you hold the notes to maturity. Because the notes are our unsecured and unsubordinated obligations, the payment of which is fully and unconditionally guaranteed by JPMorgan Chase & Co., payment of any amount on the notes is subject to our ability to pay our obligations as they become due and JPMorgan Chase & Co.’s ability to pay its obligations as they become due.
•	PERIODIC INTEREST PAYMENTS — The notes offer periodic interest payments on each Interest Payment Date. For each Interest Period, the notes will pay an interest rate per annum equal to the CPI Rate as determined on the applicable Determination Date, provided that this rate will not be less than the Minimum Interest Rate. The yield on the notes may be less than the overall return you would receive from a conventional debt security that you could purchase today with the same maturity as the notes.
•	POTENTIAL INFLATION PROTECTION — For each Interest Period, the Interest Rate on the notes will be a rate per annum equal to the CPI Rate as determined on the applicable Determination Date, provided that this rate will not be less than the Minimum Interest Rate. In no event will the Interest Rate for any Interest Period be less than the Minimum Interest Rate.
•	TREATED AS VARIABLE RATE DEBT INSTRUMENTS – You should review carefully the section entitled “Material U.S. Federal Income Tax Consequences” in the accompanying product supplement. You and we agree to treat the notes as “variable rate debt instruments” for U.S. federal income tax purposes. Assuming this characterization is respected, interest paid on the notes will generally be taxable to you as ordinary interest income at the time it accrues or is received in accordance with your method of accounting for U.S. federal income tax purposes. In general, gain or loss realized on the sale, exchange or other disposition of the notes will be capital gain or loss. Prospective purchasers are urged to consult their own tax advisors regarding the U.S. federal income tax consequences of an investment in the notes, and the potential application of special rules. Non-U.S. Holders should note that a withholding tax of 30% could be imposed on payments made on the notes to certain foreign entities unless information reporting and diligence requirements are met, as described in “Material U.S. Federal Income Tax Consequences-Tax Consequences to Non-U.S. Holders” in the accompanying product supplement.

Selected Risk Considerations

An investment in the notes involves significant risks. These risks are explained in more detail in the “Risk Factors” sections of the accompanying prospectus supplement and the accompanying product supplement.

Risks Relating to the Notes Generally

•	THE NOTES ARE NOT ORDINARY DEBT SECURITIES BECAUSE THE INTEREST RATE ON THE NOTES IS A FLOATING RATE AND MAY BE EQUAL TO THE MINIMUM INTEREST RATE — With respect to each Interest Period, your notes will pay an interest rate per annum equal to the CPI Rate as determined on the applicable Determination Date (which is based on the year-over-year change in the level of the CPI), provided that this rate will not be less than the Minimum Interest Rate. If the CPI does not increase over the relevant period measured by the CPI Rate, which is likely to occur when there is little or no inflation, or if the CPI decreases over this period, which is likely to occur when there is deflation, the Interest Rate for such Interest Period will be equal to the Minimum Interest Rate. If the Interest Rate for an Interest Period is equal to the Minimum Interest Rate, which will occur if the CPI Rate on the applicable Determination Date is less than or equal to 0.00% per annum, no interest will be payable with respect to that Interest Period. Accordingly, if the CPI Rate on the Determination Dates for some or all of the Interest Periods is less than or equal to 0.00% per annum, you may not receive any interest payments for an extended period over the term of the notes.

JPMorgan Structured Investments —	PS- 1
Floating Rate Notes Linked to the Consumer Price Index

•	THE INTEREST RATE ON THE NOTES IS BASED ON THE CPI RATE — The amount of interest, if any, payable on the notes will depend on a number of factors that could affect the levels of the CPI Rate, and in turn, could affect the value of the notes. These factors include (but are not limited to) the expected volatility of the CPI Rate, interest and yield rates in the market generally, the performance of capital markets, monetary policies, fiscal policies, regulatory or judicial events, inflation, general economic conditions and public expectations with respect to such factors. These and other factors may have a negative impact on the CPI Rate and on the value of the notes in the secondary market. The effect that any single factor may have on the CPI Rate may be partially offset by other factors. We cannot predict the factors that may cause the CPI Rate, and consequently the Interest Rate for an Interest Period, to increase or decrease. A decrease in the CPI Rate will result in a reduction of the applicable Interest Rate used to calculate the Interest for any Interest Period.
•	FLOATING RATE NOTES DIFFER FROM FIXED RATE NOTES — The rate of interest on your notes will be variable and determined based on the CPI Rate, provided that this rate will not be less than the Minimum Interest Rate, which may be less than returns otherwise payable on notes issued by us with similar maturities. You should consider, among other things, the overall potential annual percentage rate of interest to maturity of the notes as compared to other investment alternatives.
•	CREDIT RISKS OF JPMORGAN FINANCIAL AND JPMORGAN CHASE & CO. — The notes are subject to our and JPMorgan Chase & Co.’s credit risks, and our and JPMorgan Chase & Co.’s credit ratings and credit spreads may adversely affect the market value of the notes. Investors are dependent on our and JPMorgan Chase & Co.’s ability to pay all amounts due on the notes. Any actual or potential change in our or JPMorgan Chase & Co.’s creditworthiness or credit spreads, as determined by the market for taking that credit risk, is likely to adversely affect the value of the notes. If we and JPMorgan Chase & Co. were to default on our payment obligations, you may not receive any amounts owed to you under the notes and you could lose your entire investment.
•	AS A FINANCE SUBSIDIARY, JPMORGAN FINANCIAL HAS NO INDEPENDENT OPERATIONS AND HAS LIMITED ASSETS — As a finance subsidiary of JPMorgan Chase & Co., we have no independent operations beyond the issuance and administration of our securities. Aside from the initial capital contribution from JPMorgan Chase & Co., substantially all of our assets relate to obligations of our affiliates to make payments under loans made by us or other intercompany agreements. As a result, we are dependent upon payments from our affiliates to meet our obligations under the notes. If these affiliates do not make payments to us and we fail to make payments on the notes, you may have to seek payment under the related guarantee by JPMorgan Chase & Co., and that guarantee will rank pari passu with all other unsecured and unsubordinated obligations of JPMorgan Chase & Co.
•	LACK OF LIQUIDITY — The notes will not be listed on any securities exchange. JPMS intends to offer to purchase the notes in the secondary market but is not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily. Because other dealers are not likely to make a secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which JPMS is willing to buy the notes.
•	TAX DISCLOSURE — The information under “Treated as Variable Rate Debt Instruments” in this pricing supplement remains subject to confirmation by our tax counsel. We will notify you of any revisions to the information under “Treated as Variable Rate Debt Instruments” in a supplement to this pricing supplement on or before the Business Day immediately preceding the Issue Date, or if the information cannot be confirmed by our tax counsel, we may terminate this offering of notes.
•	THE FINAL TERMS OF THE NOTES WILL BE PROVIDED IN THE PRICING SUPPLEMENT — The final terms of the notes will be based on relevant market conditions when the terms of the notes are set and will be provided in the pricing supplement.

Risks Relating to Conflicts of Interest

•	POTENTIAL CONFLICTS — We and our affiliates play a variety of roles in connection with the issuance of the notes, including acting as calculation agent and as an agent of the offering of the notes and hedging our obligations under the notes. In performing these duties, our and JPMorgan Chase & Co.’s economic interests and the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the notes. In addition, our and JPMorgan Chase & Co.’s business activities, including hedging and trading activities for our and JPMorgan Chase & Co.’s own accounts or on behalf of customers, could cause our and JPMorgan Chase & Co.’s economic interests to be adverse to yours and could adversely affect any payment on the notes and the value of the notes. It is possible that hedging or trading activities of ours or our affiliates in connection with the notes could result in substantial returns for us or our affiliates while the value of the notes declines. Please refer to “Risk Factors — Risks Relating to Conflicts of Interest” in the accompanying product supplement for additional information about these risks.

Risks Relating to Secondary Market Prices of the Notes

•	CERTAIN BUILT-IN COSTS ARE LIKELY TO AFFECT ADVERSELY THE VALUE OF THE NOTES PRIOR TO MATURITY — While the payment at maturity described in this pricing supplement is based on the full principal amount of your notes, the original issue price of the notes includes the agent’s commission and the estimated cost of hedging our obligations under the notes through one or more of our affiliates. As a result, the price, if any, at which JPMS will be willing to purchase notes from you in secondary market transactions, if at all, will likely be lower than the original issue price and any sale prior to the Maturity Date could result in a substantial loss to you. This secondary market price will also be affected by a number of factors aside from the agent’s commission and hedging costs, including those referred to under “Many Economic and Market Factors Will Impact the Value of the Notes” below.

The notes are not designed to be short-term trading instruments.  Accordingly, you should be able and willing to hold your notes to maturity.

•	MANY ECONOMIC AND MARKET FACTORS WILL IMPACT THE VALUE OF THE NOTES — In addition to the level of the CPI on any day, the value of the notes will be affected by a number of economic and market factors that may either offset or magnify each other, including, but not limited to:

JPMorgan Structured Investments —	PS- 2
Floating Rate Notes Linked to the Consumer Price Index

•	any actual or potential change in our creditworthiness or credit spreads;
•	the actual and expected volatility of the CPI;
•	the time to maturity of the notes;
•	interest and yield rates in the market generally, as well as the volatility of those rates;
•	fluctuations in the prices of various consumer goods and energy resources;
•	inflation and expectations concerning inflation; and
•	a variety of economic, financial, political, regulatory or judicial events.

Risks Relating to the CPI Rate

•	THE CPI AND THE WAY THE BUREAU OF LABOR STATISTICS OF THE U.S. LABOR DEPARTMENT (THE “BLS”) CALCULATES THE CPI MAY CHANGE IN THE FUTURE — There can be no assurance that the BLS will not change the method by which it calculates the CPI. In addition, changes in the way the CPI is calculated could reduce the level of the CPI and lower the interest payable with respect to the notes. Accordingly, the amount of interest payable on the notes, and therefore the value of the notes, may be significantly reduced. If the CPI is discontinued or substantially altered, a successor index may be employed to calculate the interest payable on the notes and that substitution may adversely affect the value of the notes.
•	THE INTEREST RATE ON THE NOTES MAY NOT REFLECT ACTUAL LEVELS OF INFLATION AFFECTING HOLDERS OF THE NOTES — The CPI is just one measure of inflation and may not reflect the actual levels of inflation affecting holders of the notes. Further, the CPI Rate for an Interest Period is based on the lagging percentage change in the level of the CPI over a specified period. Accordingly, an investment in the notes may not fully offset any inflation actually experienced by any holder of the notes.

JPMorgan Structured Investments —	PS- 3
Floating Rate Notes Linked to the Consumer Price Index

Hypothetical Interest Rates Based on Historical CPI Levels

Provided below are historical levels of the CPI from January 2016 to November 2022. Also provided below are the hypothetical Interest Rates for a hypothetical Interest Period in the calendar months from January 2017 to February 2023 that would have resulted from the year-over-year change in the historical levels of the CPI presented below, subject to the Minimum Interest Rate. We obtained the historical information included below from Bloomberg, without independent verification.

The historical levels of the CPI should not be taken as an indication of future levels of the CPI, and no assurance can be given as to the level of the CPI for any reference month. The hypothetical Interest Rates for a hypothetical Interest Period set forth below are intended to illustrate the effect of general trends in the CPI on the amount of interest payable to you on the notes and assume that the change in the CPI will be measured on a year-over-year basis. However, the CPI may not increase or decrease over the term of the notes in accordance with any of the trends depicted by the historical information in the table below, and the size and frequency of any fluctuations in the CPI level over the term of the notes, which we refer to as the volatility of the CPI, may be significantly different than the historical volatility of the CPI. Additionally, for ease of presentation, the hypothetical Interest Rates set forth below have only been calculated to the third decimal point and rounded to the nearest second decimal point, which is different from the rounding convention applicable to the notes. As a result, the hypothetical Interest Rates depicted in the table below should not be taken as an indication of the actual Interest Rate that will be payable with regard to the Interest Period over the term of the notes.

	Historical Levels of CPI							Hypothetical Interest Rates Payable
	2016	2017	2018	2019	2020	2021	2022	2017	2018	2019	2020	2021	2022	2023
January	236.916	242.839	247.867	251.712	257.971	261.582	281.148	1.64%	2.04%	2.52%	1.76%	1.18%	6.22%	7.75%
February	237.111	243.603	248.991	252.776	258.678	263.014	283.716	1.69%	2.20%	2.18%	2.05%	1.17%	6.81%	7.11%
March	238.132	243.801	249.554	254.202	258.115	264.877	287.504	2.07%	2.11%	1.91%	2.29%	1.36%	7.04%
April	239.261	244.524	250.546	255.548	256.389	267.054	289.109	2.50%	2.07%	1.55%	2.49%	1.40%	7.48%
May	240.229	244.733	251.588	256.092	256.394	269.195	292.296	2.74%	2.21%	1.52%	2.33%	1.68%	7.87%
June	241.018	244.955	251.989	256.143	257.797	271.696	296.311	2.38%	2.36%	1.86%	1.54%	2.62%	8.54%
July	240.628	244.786	252.006	256.571	259.101	273.003	296.276	2.20%	2.46%	2.00%	0.33%	4.16%	8.26%
August	240.849	245.519	252.146	256.558	259.918	273.567	296.171	1.87%	2.80%	1.79%	0.12%	4.99%	8.58%
September	241.428	246.819	252.439	256.759	260.280	274.310	296.808	1.63%	2.87%	1.65%	0.65%	5.39%	9.06%
October	241.729	246.663	252.885	257.346	260.388	276.589	298.012	1.73%	2.95%	1.81%	0.99%	5.37%	8.52%
November	241.353	246.669	252.038	257.208	260.229	277.948	297.711	1.94%	2.70%	1.75%	1.31%	5.25%	8.26%
December	241.432	246.524	251.233	256.974	260.474	278.802		2.23%	2.28%	1.71%	1.37%	5.39%	8.20%

Hypothetical Example of Calculation of the CPI Rate

The following example illustrates how the CPI Rate is calculated for a hypothetical Interest Period based on a hypothetical Determination Date. The hypothetical CPI Rate in the following example is for illustrative purposes only and may not correspond to the actual CPI Rate for the Interest Period applicable to a purchaser of the notes. The numbers appearing in the following examples have been rounded for ease of analysis.

On a hypothetical Determination Date occurring in January 2023, the relevant CPI Rate is calculated based on the percent change in the CPI for the one-year period from November 2021 (277.948) to November 2022 (297.711) as follows:

CPI Rate =	297.711 – 277.948 277.948	= 7.11%

JPMorgan Structured Investments —	PS- 4
Floating Rate Notes Linked to the Consumer Price Index

Hypothetical Interest Rate for an Interest Period

The following table illustrates the Interest Rate determination for an Interest Period for a hypothetical range of performance of the CPI Rate and reflects the Minimum Interest Rate set forth on the cover of this pricing supplement. The hypothetical CPI Rate and interest payments set forth in the following examples are for illustrative purposes only and may not be the actual CPI Rate or interest payment applicable to a purchaser of the notes.

Hypothetical CPI Rate	Hypothetical Interest Rate
9.00%	9.00%
8.00%	8.00%
7.00%	7.00%
6.00%	6.00%
5.00%	5.00%
4.00%	4.00%
3.00%	3.00%
2.00%	2.00%
1.00%	1.00%
0.00%	0.00%*
-0.50%	0.00%*
-1.00%	0.00%*
-2.00%	0.00%*

*The Interest Rate cannot be less than the Minimum Interest Rate of 0.00% per annum.

Hypothetical Examples of Interest Rate Calculation for the Interest Period

The following examples illustrate how the hypothetical Interest Rate is calculated for a particular Interest Period and assume that that the Day Count Fraction for the applicable Interest Period is equal to 30/360. The actual Day Count Fraction for an Interest Period will be calculated in the manner set forth in the accompanying product supplement. The hypothetical Interest Rates in the following examples are for illustrative purposes only and may not correspond to the actual Interest Rate for any Interest Period applicable to a purchaser of the notes. The numbers appearing in the following examples have been rounded for ease of analysis.

Example 1: With respect to a particular Interest Period, the CPI Rate is 2.00% on the applicable Determination Date. The Interest Rate applicable to this Interest Period is 2.00% per annum.

The corresponding interest payment per $1,000 principal amount note is calculated as follows:

$1,000 × (2.00%) × (30/360) = $1.67

Example 2: With respect to a particular Interest Period, the CPI Rate is -2.00% on the applicable Determination Date. Because the CPI Rate of -2.00% is less than the Minimum Interest Rate of 0.00% per annum, the Interest Rate for this Interest Period is 0.00% per annum and no interest is payable on the notes.

The hypothetical payments on the notes shown above apply only if you hold the notes for their entire term.  These hypotheticals do not reflect fees or expenses that would be associated with any sale in the secondary market.  If these fees and expenses were included, the hypothetical payments shown above would likely be lower.

JPMorgan Structured Investments —	PS- 5
Floating Rate Notes Linked to the Consumer Price Index

What Is the Consumer Price Index?

The Consumer Price Index for purposes of the notes is the non-seasonally adjusted U.S. City Average All Items Consumer Price Index for All Urban Consumers (“CPI”), reported monthly by the Bureau of Labor Statistics of the U.S. Department of Labor (“BLS”) and published on Bloomberg screen CPURNSA or any successor source, as determined by the calculation agent in accordance with the procedures set forth under “The Underlyings — Base Rates — CPI Rate” in the accompanying product supplement. The CPI for a particular month is published during the following month.

The CPI is a measure of the average change in consumer prices over time for a fixed market basket of goods and services, including food and beverages, housing, apparel, transportation, medical care, recreation, and education and communication, and other goods and services. In calculating the CPI, price changes for the various items are averaged together with weights that represent their importance in the spending of urban households in the United States. The contents of the market basket of goods and services and the weights assigned to the various items are updated periodically by the BLS to take into account changes in consumer expenditure patterns. The CPI is expressed in relative terms in relation to a time base reference period for which the level is set at 100.0. The base reference period for these notes is the 1982-1984 average.

Historical Information

The following graph sets forth the monthly historical performance of the year-over-year change in the CPI from January 2017 through November 2022. We obtained the rates used to construct the graph below from Bloomberg, without independent verification.

The year-over-year change in the CPI for the month of November 2022 (as compared to November 2021) was 7.11% based on Bloomberg page “CPI YOY.” The actual CPI Rate for any Determination Date will be determined in the manner described in “Key Terms — CPI Rate” in this pricing supplement and not by reference to the Bloomberg page “CPI YOY.”

The historical year-over-year change in CPI should not be taken as an indication of future results, and no assurance can be given as to the CPI Rate on any Determination Date. There can be no assurance that the performance of the CPI Rate will result in an Interest Rate for any Interest Period that is greater than the Minimum Interest Rate.

Historical Performance of US CPI Urban Consumers YoY NSA
Libor Rate (%)
10.0
9.0
8.0
7.0
6.0
5.0
4.0
3.0
2.0
1.0
0.0
Jan-17
Jan-18
Jan-19
Jan-20
Jan-21
Jan-22
Source: Bloomberg

JPMorgan Structured Investments —	PS- 6
Floating Rate Notes Linked to the Consumer Price Index

Supplemental Information About the Form of the Notes

The notes will initially be represented by a type of global security that we refer to as a master note.  A master note represents multiple securities that may be issued at different times and that may have different terms.  The trustee and/or paying agent will, in accordance with instructions from us, make appropriate entries or notations in its records relating to the master note representing the notes to indicate that the master note evidences the notes.

JPMorgan Structured Investments —	PS- 7
Floating Rate Notes Linked to the Consumer Price Index